SECURITIES AND EXCHANGE COMMISSION
	                      Washington, D.C. 20549

	                              FORM 6-K

             REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE
             13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT
                                  OF 1934

             Dated: August 19, 2002

                       Commission file number 0-21392

                            AMARIN CORPORATION PLC
            (Exact name of Registrant as Specified in its Charter)

                                   ENGLAND
                      (Jurisdiction of Incorporation or
                            organization of Issuer)


                                7 Curzon Street
                             London W1J 5HG, England
                      (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            [X] Form 20-F            [ ] Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            [ ] Yes                  [X] No

Attachment:

Material Events

(a)	Amarin Corporation plc appoints Stefan V. Ohlsson as Managing Director of
Amarin Development AB.


          This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3
(Registration Statement No. 333-12642) of Amarin
Corporation plc and in the prospectus contained therein, and in the Registration Statement on Form F-3
(Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

           Pursuant to the requirements of the
Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         AMARIN CORPORATION PLC



                        By:/s/Richard A B Stewart
                          Richard A B Stewart
                          Chief Executive Officer



Date: August 19, 2002






                                         Index to
Exhibits

Exhibit Item                  Sequentially Numbered Page

(a) Material Event description-             4
Amarin Corporation plc appoints
Stefan V. Ohlsson as Managing
Director of Amarin Development AB























                                                 Exhibit
(a)






Contacts:
Rick Stewart                           Stefan Ohlsson
Chief Executive Officer                Managing Director
Amarin Corporation plc                 Amarin Development AB
Phone: +44 (0) 207 907 2440            Phone: +46 (0)40 53 98 01
Email: rick.stewart@amarincorp.com     Email: Stefan.ohlsson@amarindev.se

AMARIN CORPORATION PLC APPOINTS STEFAN OHLSSON MANAGING
DIRECTOR OF AMARIN DEVELOPMENT AB

LONDON, United Kingdom, August 19, 2002 Amarin Corporation plc
NASDAQ - AMRN) today announced the appointment of Stefan V.
Ohlsson as Managing Director of Amarin Development AB effective immediately. Mr. Ohlsson will be based at Amarin
Development AB's headquarters in Malmo, Sweden.

Mr. Ohlsson has extensive experience in the pharmaceutical industry, including development, marketing and project management. His most recent position was with AstraZeneca as a Global Development Director.

"Amarin Development AB is increasingly recognised as a leader in the field of product development. Stefan's experience and capabilities will accelerate the growth of Amarin Development and provide further focus on achieving our goals. The recently announced strategic technology collaborations will also benefit from Stefan's expertise. We very much welcome Stefan to the Amarin team", commented Richard Stewart, CEO of Amarin Corporation.

Amarin Corporation plc is a specialty pharmaceutical company focused on neurology and pain management. The Company plans to become a leader in these therapeutic categories by providing innovative products and solutions that address significant unmet medical needs. For press releases and other corporate information, visit our website at http://www.amarincorp.com.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development and commercialisation, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2001 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The Company assumes no obligation to update information on its expectations.